82-862

03 FEB 24 AM 7:21

03003972

SYNEX INTERNATIONAL INC.
400 – 1444 Alberni Street
Vancouver, British Columbia V6G 2Z4
Phone: (604) 688-827 Fax: (604) 688-1286

February 13, 2003

L1004-14/4

SECURITIESAND EXCAHNGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington DC 20549

SUPPL

REFERENCE 82-8362
FILING OF CORPORATE INFORMATION

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose the following document(s) which has (have) either been mailed to the shareholders of our public company or disseminated as a News Release:

1. News Release entitled Synex International – Second Quarter Report for Fiscal 2003 (1 copy).

As you require, our reference number **82-8362** is shown at the top right hand corner

Yours truly,
SYNEX INTERNATIONAL INC.

Alan W. Stephens
Corporate Secretary

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Enclosure(s)

L1004.14.SECfiling

dlw 3/3

NEWS RELEASE

TSX : SXI

February 13, 2003

SYNEX INTERNATIONAL INC.
SECOND QUARTER REPORT FOR FISCAL 2003

The financial performance for the six-month period ended December 31, 2002 was dominated by the sale of the shares of Synex Systems Corporation to Lasata Pty. Ltd. of Australia. Lasata assumed ownership on October 1, 2002 and the Company received cash in the amount of $2,500,000 plus an estimated $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts. As at December 31, 2002, the total amount billed against the holdback was $114,430. The gain on sale of the software division was $2,176,094. Net income after taxes and earnings per share for the six months ended December 31, 2002 were $2,187,917 and $0.14 respectively.

For continuing operations, which excludes the software division, revenue for the six months ended December 31, 2002 increased to $738,983 from $468,699 for the corresponding period in the previous year. For the six-month period there was a net loss after taxes of $16,439 as compared to a net loss of $8,736 for the corresponding period in the previous year. Earnings per share from continuing operations for the six months was $0.00, the same as for the previous year.

Energy Division: Revenue for the first six months increased to $807,838 from $211,163 for the previous year with a segment operating profit of $493,272 as compared to $54,742 in the corresponding period in the previous year. The segment revenue and operating profit includes the one-time gain of $552,705 on sale of the shares that Synex Energy held in Synex Systems Corporation.

Synex Energy has a US$1 million Convertible Loan with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest is secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. On October 23, 2002, Synex Energy and New World executed a Stock Purchase Agreement, which was scheduled to close on or before December 31, 2002. The Agreement was subject to approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine. New World did not solicit the approval of all of its shareholders nor did it provide some of the requested disclosure information to Synex Energy. Accordingly, the Agreement did not close on December 31, 2002. Synex Energy proceeded in early January 2003 with the necessary steps for the potential acquisition of the assets of Wolverine Power Corporation under a foreclosure procedure that would be completed in July 2003. Synex Energy is continuing discussions regarding the possible extension of the Stock Purchase Agreement.

During the second quarter, regulatory and design work continued on three projects to be located on Vancouver Island, British Columbia: the Kyuquot electrical utility; a 4 MW hydroelectric project on Mears Creek; and a 3 MW hydroelectric project on McKelvie Creek. Efforts are now concentrated on the design of the Mears Project for which the turbine/generator has been ordered with delivery expected by September 30, 2003. Construction of the Mears Project is scheduled to commence in the spring of 2003 and be completed in January 2004.

Synex Energy is a significant shareholder of Coast Mountain Power Corp., holding over 9% of its outstanding shares. During the second quarter Coast Mountain continued the regulatory process with respect to its proposed 100 MW Forest Kerr Hydroelectric Project.

In October 2002, BC Hydro issued a request for qualifications to independent power producers for proposed projects under its Green Power Generation program. The closing date was December 16, 2002 and BC Hydro received submissions for over 70 projects, including two submissions by Synex Energy for small hydroelectric projects and a submission by Coast Mountain for its Forrest Kerr Project. BC Hydro has stated that its Green Power Generation program is intended to result in some of the proponents securing a power purchase agreement by the fall of 2003.

Engineering Division: The engineering division was active on a number of assignments for the energy division and others, mainly in respect of hydroelectric opportunities in British Columbia. Revenue from external customers for the six-month period was $439,868 as compared to $250,199 in the previous year and segment operating profit increased to $68,128 from $34,799.

Outlook: The Company is proceeding with the Mears Creek Project as well as advancing a number of other energy prospects and anticipates a progressive transition from a diversified company with interests in energy and software development to re-establishing its position as an owner and active developer of hydroelectric plants and electrical energy projects.

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286